Mail Stop 3561

Mr. Thomas F. Farrell, II
Chairman and Chief Executive Officer
Virginia Electric and Power Company
120 Tredegar Street
Richmond, Virginia 23219

> **Re: Virginia Electric and Power Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **Form 10-Q for the Quarter Ended March 31, 2009**
> **Filed April 30, 2009**
> **Form 10-Q for the Quarter Ended September 30, 2008**
> **Filed October 30, 2008**
> **Form 10-Q for the Quarter Ended June 30, 2008**
> **Filed July 31, 2008**
> **Form 10-Q for the Quarter Ended March 31, 2008**
> **Filed May 1, 2008**
> **File No. 001-02255**

Dear Mr. Farrell:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable; however, please note that comment seven does request that you file amendments of the above-referenced filings at this time. Please confirm in writing that you will provide the requested disclosure in future filings and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 17

1. Please affirmatively state that there is no established public trading market for your common stock. Refer to Item 201(a)(1)(i) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 24

Contractual Obligations, page 27

2. Explain if the other liabilities on the balance sheet totaling $282 million as of December 31, 2008 are reflected in the recorded contractual obligations table; if they are not, please revise.

Item 8. Financial Statements and Supplementary Data, page 29

Note 2. Significant Accounting Policies, page 37

3. Please advise us or revise to include an environmental accounting policy footnote. Refer to paragraph 151 of SOP no. 96-1 and SAB Topic 5Y Question 2.

Note 6. Fair Value Measurements, page 44

4. Refer to the second paragraph. We note your disclosure that "[i]n the absence of actively-quoted market prices, we seek price information from external sources, including broker quotes and industry publications." We also note that the majority of your derivative assets and liabilities were classified as level 2 in your fair value hierarchy.   In this regard, please explain how you determined these derivative assets and liabilities were appropriately classified as level 2 in your fair value hierarchy. To the extent that observable data was not present with respect to the derivative instruments and that your valuation was solely based on broker quotes, please advise us of the nature of these quotes and explain how you concluded that level 2 classification was appropriate. Please see paragraph 28 of SFAS no. 157.

5. With a view to enhance your disclosures, please consider expanding your footnote
    to include your consideration of the following with regard to the use of external
    broker pricing information:

    - Whether the broker is willing and able to trade at the quoted price.
    - If the broker quotes are based on an active market, or an inactive market.
    - The extent to which brokers are utilizing a particular model if pricing is
      not readily available.

Note 8. Investments, page 46

6. Please tell us and disclose the proceeds from sales of available-for-sale securities
    for all years presented. See paragraph 21.a of SFAS no. 115. If the proceeds
    were significant relative to the underlying assets, please explain how you could
    have reasonably concluded that the available-for-sale classification was
    appropriate under Statement no. 115. We may have further comment.

Note 10. Intangible Assets, page 47

7. We note the gains recognized on the sale of emission allowances held for
    consumption for the three years ended December 31, 2008, as reported on your
    consolidated statements of cash flows. We also read your disclosure on page 40
    that your allowances are held *primarily* for consumption. Please explain for us if
    you had allowances classified as held-for-sale. In this regard, please clarify for us
    how you determine which allowances are to be sold. Furthermore, explain for us
    if you perform a lower of cost or market analysis on your *purchased* emission
    allowances which may be sold or are classified held-for-sale. We may have
    further comment.

Note 12. Asset Retirement Obligations, page 47

8. Explain to us in detail why you do not have sufficient information to estimate a
    reasonable range of expected retirement dates for certain asset retirement
    obligations. Please advise what steps you are taking to obtain such information.

Note 13. Variable Interest Entities, page 48

9. Please summarize for us your FIN 46R assessment with respect to your long-term
    power and capacity contracts with the four non-utility generators and advise us
    why you were unable to determine whether they were variable interest entities
    (VIEs). Please advise how you concluded you were not the primary beneficiary,
    if they were VIEs, based on your *qualitative* analysis.

Note 15. Long-Term Debt, page 49

10. We note you disclose in MD&A on page 21 that you recorded a benefit of $23 million in 2008 within Interest and related charges related to the redemption of your callable and puttable enhanced securities. In this regard, tell us and disclose the exact nature of the benefit. Please explain to us why you did not record a regulatory liability in connection with this redemption. Refer to paragraphs 11c and 37 of SFAS no. 71.

Note 16. Preferred Stock, page 49

11. We note your preferred stock is classified as mezzanine on the balance sheet. We assume you applied EITF Topic no. D-98 with respect to evaluating the proper classification of your preferred stock. If our assumption is correct, then please explain to us and disclose the underlying facts and circumstances that led to the classification of the preferred stock outside of permanent equity.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 82

12. Please revise your disclosure to clarify whether the table includes shares that each person has the right to acquire within 60 days. Refer to Item 403 of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, page 82

13. You state that Messrs. Farrell, Chewning and Rogers are not independent. Please disclose the standards by which their lack of independence has been determined in accordance with Item 407(a) of Regulation S-K.

Item 14. Principal Accountant Fees and Services, page 83

14. You state that your board "has adopted a pre-approval policy for [your] independent auditor's services and fees" and has delegated the execution of this policy to your parent's audit committee. Please describe this pre-approval policy in accordance with Item 14(5) of Form 10-K.

Exhibits 31.1 and 31.2

15. We note that your filing contained management's report on internal control over financial reporting as required by Item 308T of Regulation S-K. As such, your certifications are required to include the introductory language in paragraph 4 of the certification that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company. Refer

to Item 601(b)(31) of Regulation S-K. Please file an amendment to your Form 10-K for the fiscal year ended December 31, 2008 that includes Item 9A, financial statements, and new, corrected certifications. Please also amend your Form 10-K for the year ended December 31, 2007 and your Forms 10-Q for the periods ended March 31, 2009, September 30, 2008, June 30, 2008 and March 2008, to address our concerns. With respect to the amendment of your Form 10-K for the year ended December 31, 2007, you may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Question 246.13 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director